

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2022

Lance Turner
Chief Financial Officer
ProFrac Holding Corp.
333 Shops Boulevard, Suite 301
Willow Park, Texas 76087

> **Re: ProFrac Holding Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed April 26, 2022**
> **File No. 333-261255**

Dear Mr. Turner:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 21, 2022 letter.

Amendment No. 3 to Form S-1

Use of Proceeds, page 70

1. We note your response to comment 8 and the disclosure made in draft pricing pages on page 71, including your disclosure regarding your intended uses of proceeds in the event that the lenders under the New Term Loan Credit Facility do not decline an offer of repayment. Given the estimated net proceeds of the offering, after payment of the bulleted list of use of proceeds it appears that you will have additional net proceeds. Please revise to disclose in this section the principal purposes for which such additional net proceeds are intended to be used and the approximate amount intended to be used for each such purpose. See Item 504 of Regulation S-K.

Security ownership of certain beneficial owners and management, page 150

2.   Please revise your beneficial ownership table to disclose all persons who have or share
       voting power or investment power over the shares held by the Farris and Jo Ann Wilks
       2022 Family Trust. Refer to Item 403 of Regulation S-K and Exchange Act Rule 13d-3.

FTS International, Inc. Audited Consolidated Financial Statements, page F-48

3.   We note your response to comment 21. Please include the audit report that is referenced
       in your other matter section, which covers the financial statements as of December 31,
       2020 and for the periods from January 1, 2020 through November 19, 2020 and from
       November 20, 2020 through December 31, 2020 and as of and for the year ended
       December 31, 2019.

Exhibits

4.   We note that your response to comment 23 states that you refiled Exhibit 10.8 to include
       the requested schedules; however, we note Exhibit 10.8 was not refiled. Thus, we re-issue
       our comment to please file Schedule 7.17 Use of Proceeds and Schedule 8.11 Permitted
       Investments, or tell us why you do not believe they are required to be filed. Refer to Item
       601(a)(5) of Regulation S-K.

       You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Shannon Buskirk,
Staff Accountant, at (202) 551-3717 if you have questions regarding comments on the financial
statements and related matters. Please contact George K. Schuler at (202) 551-3718 for
engineering related questions. Please contact Kevin Dougherty, Staff Attorney, at (202) 551-
3271 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

                                             Sincerely,

                                             Division of Corporation Finance
                                             Office of Energy & Transportation

cc: Michael S. Telle